UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Results of Special Meeting

On July 1, 2025, Crown LNG Holdings Limited (“Crown”) conducted held a hybrid special general meeting (the “Special Meeting”) of its shareholders at hybrid meeting in person at 37th Floor, 1 Canada Square, Canary Wharf, London, Greater London E14, 5AA United Kingdom and virtually, via live internet webcast at https://www.cstproxy.com/crownlng/2025 pursuant to notice in that certain Proxy Statement on Schedule 14(a) filed on June 16, 2025. At the Special Meeting, the Company shareholders present and entitled to vote at the Special Meeting (the “Shareholders”) cast their votes and approved the proposal to grant the Company’s Board of Directors the right to effect a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value, by a ratio in the range of 1 for 60 to 1 for 120, as they shall determine in their discretion.

On the record date of June 5, 2025, the Company had 489,417,994 shares entitled to vote at the Special Meeting. At the Special Meeting, the Shareholders voted on the proposal presented as described in the Proxy Statement. The following is a tabulation of the voting results:

Votes For	Votes Against	Abstentions	Broker Non-Votes
238,619,626	835,229	4,592	N/A

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

No Offer or Solicitation

This Report of Foreign Private Issuer on Form 6-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any Crown securities. This Report of Foreign Private Issuer on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based. For more detailed information, please refer to our press releases and filings with the SEC.

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: July 2, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory